Exhibit (a)(1)(P)

September 24, 2009

Dear Fellow Revlon Stockholders:

On August 10 and September 3, 2009, we sent you information about Revlon’s offer to exchange each one of your shares of Class A Common Stock for one share of Series A Preferred Stock, as described in those offer materials. You are receiving the enclosed package because we have revised certain terms of the offer, including the economic terms of the Series A Preferred Stock.

The following are the material terms of the amended Exchange Offer:

•	Each share of Series A Preferred Stock to be issued in exchange for a share of Class A common stock will have a liquidation preference of $5.21, rather than $3.71, as previously proposed.

•	Because the liquidation preference of the Series A Preferred Stock has been increased by $1.50 to $5.21, holders of the Series A Preferred Stock will no longer have the right to receive a special dividend of $1.50 if Revlon does not engage in a change of control transaction within two years of consummation of the Exchange Offer.

•	The Series A Preferred Stock will continue to be entitled to receive a 12.75% annual dividend payable quarterly in cash and will continue to be mandatorily redeemed after four years. As a result, holders of Series A Preferred Stock will receive cash payments of approximately $7.87 per share (instead of $7.10 per share, as previously proposed) over the four-year term of the preferred stock, through the payment of (i) the $5.21 per share liquidation preference at maturity (instead of $3.71 per share, as previously proposed); and (ii) 12.75% annual dividends in cash, equal to approximately $0.17 per share quarterly (instead of dividends of approximately $0.12 per share quarterly and a $1.50 per share special dividend at the end of two years, as previously proposed). These per share calculations assume that Revlon does not engage in one of certain specified change of control transactions, which, as described below, may lead to a higher payment.

•	If Revlon engages in one of certain specified change of control transactions within three years of consummation of the Exchange Offer, holders of Series A Preferred Stock will have the right to receive a special dividend, capped at an amount that would provide aggregate cash payments of up to $12.00 per share (including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock). As previously proposed, holders of Series A Preferred Stock were only entitled to such payment if Revlon engaged in one of certain specified change of control transactions within two years of consummation of the Exchange Offer, although holders of Series A Preferred Stock could have effectively extended this right for one year (and during such third year their right to receive such special dividend would have been capped at $12.50 per share) by converting their Series A Preferred Stock into Series B Preferred Stock and giving up the $1.50 special dividend to which they would have been entitled after two years.

•	Series A Preferred Stock will no longer be convertible into Series B Preferred Stock because holders of Series A Preferred Stock will now have the opportunity to receive a special dividend if Revlon engages in one of certain specified change of control transactions within three years of consummation of the Exchange Offer.

•	Upon the consummation of the Exchange Offer, MacAndrews & Forbes will contribute to Revlon $5.21 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan between MacAndrews & Forbes and Revlon Consumer Products Corporation, Revlon’s wholly owned operating subsidiary, for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of approximately $105.43 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan. As previously proposed, MacAndrews & Forbes would have contributed to Revlon $3.71 of the aggregate principal amount of such loan, up to a maximum contribution of $75 million.

•	The maturity date of that portion of the Senior Subordinated Term Loan that will be contributed by MacAndrews & Forbes to Revlon (the “Contributed Loan”) will be extended from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer, and the interest rate on the Contributed Loan will be changed from 11% to 12.75% per annum, while the maturity date of the portion of the Senior Subordinated Term Loan that will remain owed to MacAndrews & Forbes (the “Non-Contributed Loan”) will be extended from August 1, 2010 to the fifth anniversary of the consummation of the Exchange Offer and the interest rate on the Non-Contributed Loan will be changed from 11% to 12% per annum. As previously proposed, the maturity date of the entire Senior Subordinated Term Loan would have been extended from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer and the interest rate on the entire Senior Subordinated Term Loan would have been changed from 11% to 12.75% per annum.

•	In consideration for the contribution and amendment of the Senior Subordinated Term Loan, Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer and has entered into the amendment to the Senior Subordinated Term Loan. These terms are the same as previously proposed, although, as noted above, MacAndrews & Forbes will contribute to Revlon $5.21 (instead of $3.71, as previously proposed) of the aggregate outstanding principal amount of the Senior Subordinated Term Loan for each share of Class A Common Stock Revlon issues to it.

•	The Minimum Condition has been amended. The Minimum Condition originally required that at least 10,117,669 shares of Class A Common Stock not beneficially owned by MacAndrews & Forbes and its affiliates (representing a majority of the Class A Common Stock not beneficially owned by MacAndrews & Forbes and its affiliates) be tendered and not withdrawn in the Exchange Offer. The Exchange Offer originally provided that the Minimum Condition was “non-waivable.” Notwithstanding the foregoing, Revlon’s Board of Directors has determined to reduce the Minimum Condition such that the Exchange Offer is no longer conditioned upon the tender of at least a majority of the shares of Class A Common Stock not beneficially owned by MacAndrews & Forbes and its affiliates. The Exchange Offer now provides that at least 7,500,000 shares of Class A Common Stock not beneficially owned by MacAndrews & Forbes and its affiliates (representing approximately 37% of the Class A Common Stock not beneficially owned by MacAndrews & Forbes and its affiliates) must be tendered and not withdrawn. In reaching its determination that the Exchange Offer is fair to Revlon and Revlon’s unaffiliated stockholders who tender their shares for exchange, as well as the unaffiliated stockholders who do not tender their shares, Revlon’s Board of Directors had previously considered the fact that the Exchange Offer was conditioned upon the tender of a majority of the outstanding shares of Class A Common Stock not beneficially owned by MacAndrews & Forbes or its affiliates and the related fact that this condition was described as “non-waivable.” Revlon’s Board of Directors no longer views these two factors as necessary to such determination in light of the additional factors supporting its fairness determination, as described below.

•	The Exchange Offer, as amended and extended, will expire at 11:59 P.M., New York City time, on October 7, 2009, unless the Exchange Offer is extended or earlier terminated by us.

In connection with its amendment of the terms of the Exchange Offer, Revlon’s Board of Directors considered:

•	that the revision to the terms of the Series A Preferred Stock would likely be considered beneficial to Revlon’s stockholders who participate in the Exchange Offer;

•	the fact that notwithstanding that fewer shares of Class A Common Stock may be exchanged for Series A Preferred Stock as a result of the modification to the Minimum Condition, MacAndrews & Forbes was willing to amend the Senior Subordinated Term Loan, which will (i) for the Non-Contributed Loan, extend the maturity date of the Senior Subordinated Term Loan from 2010 to five years after the issuance of the Series A Preferred Stock (as opposed to four years after the issuance of the Series A Preferred Stock for the Contributed Loan) and change the interest rate from 11% to 12% per annum (as opposed to changing the interest rate to 12.75% for the Contributed Loan); and (ii) for the Contributed Loan, extend the maturity date of the Senior Subordinated Term Loan from 2010 to four years after the issuance of the Series A Preferred Stock and change the interest rate to 12.75% per annum, in the absence of which (x) the Senior Subordinated Term Loan will be classified as a current maturity on Revlon’s balance sheet at September 30, 2009; and (y) it would be difficult for us to repay or refinance such loan amount with subordinated debt when it would otherwise come due on August 1, 2010, especially in light of uncertainty in credit markets due to the economic downturn;

•	the fact that notwithstanding that fewer shares of Class A Common Stock may be exchanged for Series A Preferred Stock as a result of the modification to the Minimum Condition, MacAndrews & Forbes was willing to increase the amount of indebtedness that it would contribute to Revlon for each share of Class A Common Stock exchanged in the Exchange Offer to $5.21 of the aggregate principal amount of the Senior Subordinated Term Loan, instead of the $3.71 that it would have contributed under the original terms of the Exchange Offer, up to a maximum contribution of $105.43 million of aggregate outstanding principal amount of the Senior Subordinated Term Loan; and

•	the fact that the modifications to the Exchange Offer would no longer require that Revlon pay the $1.50 special dividend to holders of Series A Preferred Stock on the second anniversary of the issuance of the Series A Preferred Stock if none of the specified change of control transactions has occurred by that date.

On September 23, 2009, Revlon’s Board of Directors reconfirmed its determination that the Exchange Offer is fair to Revlon and Revlon’s unaffiliated stockholders who tender their shares for exchange, as well as the unaffiliated stockholders who do not tender their shares. In reaching its determination, Revlon’s Board of Directors considered each of the above factors as well as the other factors set forth under “Special Factors — Position of Revlon as to the Fairness of the Exchange Offer” in the attached Offer to Exchange. As described above, Revlon’s Board of Directors no longer views a non-waivable condition of the tender of a majority of the outstanding shares of Class A Common Stock not beneficially owned by MacAndrews & Forbes or its affiliates as necessary to such determination.

The Board has also determined not to make any recommendation to unaffiliated stockholders as to whether or not to tender their shares for exchange in the Exchange Offer, and has not made any specific determination as to the value of the consideration to be received by tendering stockholders. Accordingly, you must make your own decision as to whether to tender Class A Common Stock in the Exchange Offer in light of your own particular circumstances, taking into account your determination as to the value of the consideration to be received. Neither our Board of Directors nor any other person is making any recommendation as to whether you should choose to exchange your Class A Common Stock for Series A Preferred Stock.

If you wish to tender your shares for exchange, you should submit either the enclosed amended and restated letter of transmittal or the original letter of transmittal that was previously sent to you. If you have already tendered your shares, you need not take any further action. You may withdraw shares of Class A Common Stock tendered pursuant to the Exchange Offer at any time prior to the Expiration Date and, if not yet accepted for exchange, at any time after the expiration of forty business days from the commencement of the Exchange Offer

We encourage you to review the revised offer materials. The revised offer materials are also being filed with the Securities and Exchange Commission, and you may access the materials on the Company’s website at www.revloninc.com under “Corporate Home,” “Investor Relations,” “SEC Filings,” and “Schedule TO-I/A” filed on September 24, 2009.

If you have questions regarding the Exchange Offer, require assistance in tendering your shares of Class A common stock or require additional copies of the offer materials, please contact D.F. King & Co., Inc., the information agent for the exchange offer, toll-free at (800) 949-2583. Banks and brokerage firms please call collect at: (212) 269-5550. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance.

Sincerely,

Alan T. Ennis
President and Chief Executive Officer